2001 ANNUAL REPORT



HOT TOPIC INC

WE'RE LISTENING...


KODAK 400VC
LINKIN PARK

...AND THE MESSAGE IS LOUD AND CLEAR

AT HOT TOPIC, OUR FOCUS IS ON ONE OF THE MOST IMPORTANT FACTORS INFLUENCING TEEN FASHION AND CULTURE: MUSIC. THAT'S WHY WE'VE SPENT THE LAST 13 YEARS FINE-TUNING OUR ABILITY TO LISTEN. THAT MEANS LISTENING TO OUR CUSTOMERS' SUGGESTIONS AND COMMENTS ABOUT THEIR FAVORITE BANDS. THAT MEANS HIRING EMPLOYEES THAT ARE PASSIONATE ABOUT MUSIC. AND THAT MEANS ATTENDING CONCERTS TO STAY ABREAST OF THE LATEST MUSIC AND FASHION TRENDS. WE'VE HONED OUR ABILITY TO HEAR, READ AND OBSERVE CUSTOMER OPINIONS THAT ARE INSPIRED BY MUSIC. THROUGHOUT HOT TOPIC'S EVOLUTION FROM AN IDEA TO A NATIONWIDE CHAIN OF MALL-BASED STORES, THE INSPIRATION HAS BEEN CLEAR EVERY STEP OF THE WAY – IT'S EVERYTHING ABOUT THE MUSIC.

- 1989 — FIRST STORE IN MONTCLAIR, CA OPENED BY FOUNDER ORV MADDEN
- 1995 — EXPAND TO THE MIDWEST AND EAST COAST
- 1996 — HOTT HITS NASDAQ
- 1997 — HOTTOPIC.COM GOES LIVE
- 1999 — OFFICE AND DISTRIBUTION CENTER RELOCATES AND EXPANDS
- 2000 — AVERAGE STORE EXCEEDS $1 MILLION SALES
- 2001 — LAUNCH OF TORRID, OUR SECOND CONCEPT


NET SALES IN MILLIONS
$168.9
$257.2
$336.1
1999
2000
2001
NET INCOME IN MILLIONS
$13.5
$23.2
$28.6
1999
2000
2001
EARNINGS PER SHARE
$0.46
$0.72
$0.86
1999
2000
2001


Check out our website at www.hottopic.com
There's a chance you could win $500 in merchandise!
Grade
A to F
1. Were you greeted within 30 seconds upon entering the store?
2. Were the sales associates informed and helpful?
3. Were the prices comparable to other stores?
4. If you have visited hottopic.com, how was it?
Date of visit:
Time:
Your Age:
Birthday:
Merchandise We Need To Carry:
Favorite Bands:
Other Stores You Shop:
Comments:
Name:
Address:
City, State, Zip:
Telephone:
Email:
Store:
2000 Route 38 Suite 1610
Cherry Hill, NJ 08002

WE'RE LISTENING TO **OUR CUSTOMERS**

AT HOT TOPIC WE DON'T JUST ASK FOR FEEDBACK, WE DEPEND ON IT. ALL OF US INVOLVED WITH THE PRODUCT ASSORTMENT AND STORE OPERATIONS MAKE IT A POINT TO PERSONALLY READ CUSTOMER REPORT CARDS AND E-MAILS EVERY WEEK. THIS CONSISTENT AND UNFILTERED FEEDBACK ENSURES THAT WE ARE ALWAYS AWARE OF AND UP TO DATE ON THE OPINIONS AND PREFERENCES OF OUR CUSTOMERS.


Check out our website at www.hottopic.com
There's a chance you could win $500 in merchandise!
Grade
A to F
1. Were you greeted within 30 seconds upon entering the store?
2. Were the sales associates informed and helpful?
3. Were the prices comparable to other stores?
4. If you have visited hottopic.com, how was it?
Date of visit:
Time:
Your Age:
Birthday:
Merchandise We Need To Carry:
Favorite Bands:
Other Stores You Shop:
Comments:
Name:
Address:
City, State, Zip:
Telephone:
Email:
Store:
Eugene, Oregon

THE CLOSE CONNECTION WE'VE BUILT WITH OUR CUSTOMERS HAS CONTINUED TO PAY OFF. NET SALES INCREASED 31% OVER LAST YEAR TO $336 MILLION. COMP SALES INCREASED 3.9%, OUR THIRD CONSECUTIVE YEAR OF POSITIVE COMP PERFORMANCE. AVERAGE STORE SALES INCREASED TO $1,036,000 AND AVERAGE SALES PER SQUARE FOOT WERE $636 - MORE THAN DOUBLE THE MALL SPECIALTY STORE AVERAGE.




AVERAGE SALES PER STORE (in 000's)
$909
$1020
$1036
1999
2000
2001


SALES PER SQUARE FOOT
$623
$669
$636
1999
2000
2001

346 HOT TOPIC STORES IN 48 STATES

WE'RE LISTENING NATIONWIDE

OVER THE YEARS WE'VE REFINED OUR STORE SELECTION AND NEW STORE OPENING PROCESS. THE RESULT – EVERY HOT TOPIC STORE HAS BEEN PROFITABLE IN ITS FIRST YEAR AND EVERY YEAR THEREAFTER. IN 2001 WE BROUGHT OUR UNIQUE TEEN RETAIL CONCEPT TO 73 ADDITIONAL LOCATIONS, RAISING THE GRAND TOTAL TO 346 HOT TOPIC STORES IN 48 STATES. SEVEN OLDER STORES WERE REMODELED IN THE NEW INDUSTRIAL CLUB DESIGN. AND, WE'VE STILL GOT MORE ROOM TO GROW. IN FACT, WE HAVE IDENTIFIED ANOTHER 350 POTENTIAL HOT TOPIC LOCATIONS.

AND THERE'S STILL MORE ROOM TO GROW



JASON, BUYER:

ONE OF THE UNIQUE THINGS ABOUT HOT TOPIC IS THAT WE KEEP THE DOORS WIDE OPEN FOR OUR STORE EMPLOYEES TO COMMUNICATE WITH ANYONE AT HEADQUARTERS. EVERYDAY I RESPOND TO DOZENS OF E-MAILS AND CALLS FILLED WITH SUGGESTIONS. IT'S LIKE HAVING HUNDREDS OF ASSISTANTS ACROSS THE COUNTRY KEEPING AN EYE OUT FOR THE LATEST MUSIC TRENDS.


"CHOP SUEY!"
SYSTEM OF A DO
DISTURBED
KoRn

WE'RE LISTENING TO THE SOUND

WE BELIEVE THAT MUSIC IS ONE OF THE PRIMARY DRIVERS OF TEEN FASHION PREFERENCES. TO STAY CLOSE TO THIS INSPIRATION, WE WORK WITH MANY LICENSEES TO DEVELOP PRODUCT THAT REFLECTS WHAT IS HAPPENING IN THE MODERN ROCK MUSIC SCENE. IT COULD BE AN IMAGE FROM AN ARTIST'S LATEST CD THAT TRANSLATES TO A ROCK TEE OR POSTER. OR IT COULD BE AN APPAREL OR ACCESSORY ITEM WORN BY AN ARTIST IN A VIDEO OR DURING A CONCERT THAT MAKES ITS WAY TO THE SELLING FLOOR. LICENSED, BRANDED OR PRIVATE LABEL, IT'S THE MUSIC THAT DRIVES THE MERCHANDISE.


slipknot
KORN
THRICE
LIVING END

TORRiD



IT'S ALL ABOUT THE STYLE, NOT ABOUT SIZE

2001 SAW THE SUCCESSFUL LAUNCH OF TORRID, OUR NEW CONCEPT DEVOTED TO PROVIDING FASHION-FORWARD APPAREL AND ACCESSORIES FOR PLUS-SIZE YOUNG WOMEN. IT ALL STARTED THREE YEARS AGO WITH CUSTOMER REQUESTS FOR LARGER SIZES. WE TESTED A FEW PLUS-SIZE ITEMS IN OUR HOT TOPIC STORES AND ADDED A PLUS-SIZE PAGE TO OUR WEB SITE. THE POSITIVE SALES RESULTS INDICATED AN UNDER SERVED NICHE. IN FACT, WE NOW BELIEVE THAT OVER 25 PERCENT OF WOMEN BETWEEN THE AGES OF 15 AND 29 ARE SIZE 14 OR LARGER. BASED ON CUSTOMER INPUT, WE DEVELOPED THE DESIGN AND MERCHANDISE ASSORTMENT FOR TORRID. IN 2001, WE SUCCESSFULLY OPENED SIX TEST STORES IN MARKETS ACROSS THE COUNTRY AND LEARNED EVEN MORE ABOUT THE CUSTOMER. WITH THIS KNOWLEDGE AND EXPERIENCE, WE ARE EXPANDING TORRID BY OPENING 15 ADDITIONAL STORES IN 2002.







LETTER TO SHAREHOLDERS

Dear Shareholders:

Fiscal 2001 was another very good year for Hot Topic. Even with adverse economic conditions and world events, we had record financial results. Revenues grew 31% to $336 million. Our same store sales increased by 3.9%, on top of 16.7% in 2000 and 22.8% in 1999. Operating income increased 26%. Our earnings per share of $0.86 represented a 19% increase over 2000.

We opened 73 stores in 2001, ending the year with 346 Hot Topic stores. The "class of 2001" introduced the new 1,800 square foot industrial club design. We are pleased that the average sales of this group of stores are tracking well ahead of our first year model. In 2001, our average store had revenues of $1,036,000 or $636 per square foot. As in all past years, every store was profitable. The superior 2001 operating performance further strengthened our balance sheet. We ended the year with $71 million in cash and short-term investments and no debt.

During the year, our buying team focused on developing a differentiated merchandise assortment for our customers. Through our peak selling periods of March/April (spring break), August (back-to-school) and December (holiday), our merchandise offering was clearly unique as evidenced by the sales performance. Led by our licensed music categories of rock tees, stickers, patches, posters and music, the modern rock influence was the strongest in years. Many bands in a wide variety of genres drove the music influence.

For the second year, we co-sponsored Ozzfest, the largest summer rock tour. This time we sponsored the second stage that focuses on emerging artists. Our association with Ozzfest supports our brand positioning of "Everything About the Music" and our focus on the second stage is in line with our brand strategy of being on the cutting edge of new music trends and their associated fashion influences.

In April and May, we launched Torrid by opening six locations across the country and a website, torrid.com. Inspired by customer feedback, Torrid addresses the underserved market of plus-size young women. We spent many months in 1999 and 2000 communicating with and gathering feedback from plus-size customers who had shopped at Hot Topic and hottopic.com. They communicated very specific opinions about the merchandise assortment, fit, quality and store design. We listened carefully and developed the Torrid concept to support their preferences. With the target age of 15 to 29, Torrid offers fashion-forward accessories and apparel in sizes 14 to 26. The customer feedback on the Torrid stores and the merchandise has been overwhelmingly positive. It's clear that these young women feel that they finally have a place of their own to shop. From the day the doors opened, the cash registers have been humming loudly.

Strengthening the infrastructure, both with people and systems, is always a priority at Hot Topic. Tom Rail joined us in May as Senior Vice President, General Manager, to lead the Torrid concept development and expansion. Jane Cruz joined us in August, as the Senior Vice President of Human Resources, also a new position. She is charged with developing and protecting our two most valuable assets, our employees and our culture.

We are also very pleased to have two new directors join the Board. Cynthia Cohen, Founder and President of Strategic Mindshare, joined us in November and brings tremendous knowledge of marketing strategies, branding, and consumer preferences to the Company. Scott Hedrick, Co-founder and General Partner of InterWest Partners, joined us in January 2002. His experience with high growth businesses will be an asset as Hot Topic and Torrid move into later stages of growth.

On the information technology front, we implemented a new point-of-sale system that sets the stage for streamlining store processes and increasing efficiency and productivity. With our highly productive, small square footage stores, superior customer service is always a priority.

Finally during 2001, our founder Orv Madden retired. Orv's philosophy of listening to our customers and acting on their feedback is the foundation of our culture. While he is no longer a physical presence at the Company, his entrepreneurial spirit and commitment to the building of the Hot Topic concept are ever-apparent in our operations and culture. All of us at the Company thank him and wish him the best in his retirement.

We enter fiscal 2002 confident of our ability to expand and grow Hot Topic. We plan to open 70 new Hot Topic locations in 2002. Based on Torrid's early performance in the six test stores, we have announced plans to open 15 additional Torrid stores in 2002 in major marketplaces.

A June 2002 re-launch of our website, hottopic.com, is in the works, with improved functionality to support continued growth. In addition, torrid.com is scheduled to debut as a separate site, also with significant improvements. Both internet sites provide a companion shopping channel for our customers. We believe there are great cross-marketing opportunities between our brick and mortar stores and our two websites.

Our business is one that is built on people and product. We will continue to invest in our talented employees and in processes that support a close connection to music and our customers. We are committed to high growth, a differentiated music inspired merchandise offering, and listening to our customers. We thank all of you, our shareholders, for your continued support.

BOB JAFFE
CHAIRMAN OF THE BOARD

BETSY MCLAUGHLIN
PRESIDENT AND CHIEF EXECUTIVE OFFICER





ROWS: SHOWN FROM TOP TO BOTTOM, LEFT TO RIGHT

JOHN HORWATH
VICE PRESIDENT,
INFORMATION TECHNOLOGY

JIM MCGINTY
CHIEF FINANCIAL OFFICER

KAREN TALLEY
DIVISIONAL VICE PRESIDENT, ACCESSORIES

ALAIN KRAKIRIAN
VICE PRESIDENT, PLANNING AND ALLOCATION

TOM RAIL
SENIOR VICE PRESIDENT
AND GENERAL MANAGER, TORRID

SUE MCPHERSON-SPISSU
VICE PRESIDENT, DISTRIBUTION CENTER
AND INTERNET

DARRELL KINBLEY
VICE PRESIDENT, STORES

JOHN KNEPPL
VICE PRESIDENT,
REAL ESTATE AND CONSTRUCTION

JAY JOHNSON
SENIOR VICE PRESIDENT, STRATEGIC
ANALYSIS AND INVESTOR RELATIONS

JANE CRUZ
SENIOR VICE PRESIDENT, HUMAN RESOURCES

CINDY LEVITT
VICE PRESIDENT,
GENERAL MERCHANDISE MANAGER

GEORGE WEHLITZ, JR.
VICE PRESIDENT, CONTROLLER

JERRY COOK
CHIEF OPERATING OFFICER

BETSY MCLAUGHLIN
PRESIDENT AND CHIEF EXECUTIVE OFFICER

TABLE OF CONTENTS

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 10-K:

Fiscal Year	2001	2000	1999	1998	1997
Statement of Operations Data:					
Net sales	$336,094	$257,187	$168,949	$103,371	$70,532
Cost of goods sold, including buying, distribution and occupancy costs	204,993	154,298	103,998	65,855	44,417
Gross margin	131,101	102,889	64,951	37,516	26,115
Selling, general and administrative expenses	86,950	67,917	44,749	29,077	19,862
Operating income	44,151	34,972	20,202	8,439	6,253
Interest income, net	1,884	1,925	933	931	901
Income before income taxes	46,035	36,897	21,135	9,370	7,154
Income taxes	17,435	13,652	7,634	3,367	2,611
Net income	$ 28,600	$ 23,245	$ 13,501	$ 6,003	$ 4,543
Net income per share:					
Basic	$ 0.92	$ 0.78	$ 0.49	$ 0.21	$ 0.16
Diluted	$ 0.86	$ 0.72	$ 0.46	$ 0.20	$ 0.15
Weighted average shares outstanding:					
Basic	30,978	29,668	27,801	28,902	28,143
Diluted	33,219	32,069	29,392	29,736	29,640
Selected Operating Data:					
Number of stores at year end	352	274	212	158	108
Comparable stores sales increase	3.9%	16.7%	22.8%	0.4%	2.2%
Average sales per square foot	$ 636	$ 669	$ 623	$ 542	$ 565
Average sales per store	$ 1,036	$ 1,020	$ 909	$ 772	$ 769
Balance sheet data:					
Cash and short-term investments	$ 71,310	$ 51,288	$ 39,550	$ 26,579	$27,151
Working capital	82,369	61,253	37,564	28,432	29,230
Total assets	162,662	118,646	89,022	58,764	51,953
Long-term obligations including current portion	218	123	231	120	161
Shareholders' equity	$135,368	$ 99,291	$ 67,278	$ 48,749	$44,736

(In thousands, except per share data, number of stores, comparable store sales and sales per square foot)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Hot Topic Inc. (the "Company") operates Hot Topic stores, a mall-based specialty retailer of music-licensed and music-influenced apparel, accessories and gift items for young men and women principally between the ages of 12 and 22. In the first half of fiscal 2001 (the fiscal year ended February 2, 2002) the Company launched a second retail concept with the opening of six stores under the trade name Torrid™. Torrid offers a selection of apparel, lingerie, shoes and accessories centered around various lifestyles for plus-size young women between the ages of 15 and 29. At the end of fiscal 2001, the Company operated 346 Hot Topic stores and six Torrid stores in 48 states and websites hottopic.com and torrid.com.

The Company considers a store comparable after it has been open for 15 full months. If a store is relocated or expanded by more than 15% in total square footage, it is removed from the comparable store base and, similar to new stores, becomes comparable after 15 full months. At the end of fiscal 2001, 255 of the Company's 346 Hot Topic stores were included in the comparable store base, compared to 189 of the 274 stores open at the end of fiscal 2000.

The Company operates on a 52 or 53-week fiscal year, which ends on the Saturday nearest to January 31. Fiscal 2001 and fiscal 1999 were 52-week years. Fiscal 2000 was a 53-week year.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain selected statement of operations data expressed as a percentage of net sales and certain store data:

Fiscal Year	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of goods sold, including buying, distribution & occupancy costs	61.0%	60.0%	61.6%
Gross margin	39.0%	40.0%	38.4%
Selling, general and administrative expenses	25.9%	26.4%	26.4%
Operating income	13.1%	13.6%	12.0%
Interest income, net	0.6%	0.7%	0.6%
Income before income tax	13.7%	14.3%	12.6%
Provision for income taxes	5.2%	5.3%	4.6%
Net income	8.5%	9.0%	8.0%
Number of stores at year end	352	274	212
Comparable store sales increase	3.9%	16.7%	22.8%

FISCAL 2001 COMPARED TO FISCAL 2000

Net sales increased approximately $78.9 million, or 31%, to $336.1 million in fiscal 2001 from $257.2 million in fiscal 2000. Net sales for the 73 Hot Topic stores opened during fiscal 2001 and for the other Hot Topic stores not yet qualifying as comparable stores contributed $65.8 million of the net sales increase. Comparable store sales increased 3.9% in fiscal 2001 and contributed $8.6 million of the increase in net sales. The six Torrid stores and torrid.com contributed to approximately $4.5 million of the increase. Hottopic.com sales were approximately one percent of total Company sales.

The annual average Hot Topic store volume increased to $1,038,000 in fiscal 2001 from $1,020,000 in fiscal 2000. The sales mix in Hot Topic stores in fiscal 2001 saw a slight shift toward apparel and T-shirts, with this category contributing approximately 53% of net sales in 2001 as compared to approximately 51% in 2000. The Company experienced lower sales increases during the September 2001 (0.6% comp increase) and October 2001 (4.4% comp decrease) periods. The Company attributes this to reduced mall traffic primarily due to the events of September 11, 2001 relative to the balance of fiscal 2001.

Gross margin increased approximately $28.2 million to $131.1 million in fiscal 2001 from $102.9 million in fiscal 2000. As a percentage of net sales, gross margin decreased to 39.0% in fiscal 2001 from 40.0% in fiscal 2000. This 1.0% reduction in gross margin was due to a 0.5% increase in store occupancy expenses, a 0.4% reduction in merchandise margin and a 0.1% increase in buying expenses all as a percentage of net sales. Occupancy expenses were 0.5% higher primarily due to higher common area charges. The 0.4% reduction in merchandise margin was a result of three major factors: merchandise mix changes at Hot Topic from accessories toward increased apparel, with apparel achieving lower overall merchandise margins compared to accessories; the leveraging of markdowns in fiscal 2000 relative to the extra week of sales volume in 2000 compared to 2001 and higher Torrid markdowns. The higher Torrid markdowns were related to minimum purchases of merchandise required in excess of what was needed for the small store base. The remaining 0.1% increase was due to a rise in buying expense as a percent of sales primarily due to the addition of the Torrid merchandising staffing in fiscal 2001.

Selling, general and administrative expenses increased approximately $19.0 million to $86.9 million during fiscal 2001 from $67.9 million during fiscal 2000. As a percentage of net sales, selling, general and administrative expense was 25.9% for fiscal 2001 compared to 26.4% in fiscal 2000. The total dollar increase in selling, general and administrative expenses was primarily attributable to an increase in the number of retail stores from 274 at the end of fiscal 2000 to 352 at the end of fiscal 2001 and the corresponding additional payroll and other expenses required to support these additional stores. The decrease as a percentage of net sales was primarily attributable to leveraging administrative expenses over the greater sales base in fiscal 2001 and lower store operating expenses resulting from management's efforts to control such expenses. This leverage was partially offset by higher selling payroll expense as a percentage of sales, due to slightly higher pay rates and increased benefit coverage.

Operating income increased approximately $9.2 million to $44.2 million during fiscal 2001 from $35.0 million during fiscal 2000. As a percentage of net sales, operating income was 13.1% in fiscal 2001 compared to 13.6% in fiscal 2000. Operating income on an average store basis was approximately $137,000 in fiscal 2001.

Net interest income was $1.9 million in both fiscal 2001 and fiscal 2000, but it was a lower percentage of sales in fiscal 2001. Average cash balances were higher in fiscal 2001 but interest rates were significantly lower.

The Company's effective tax rate was 37.9% in fiscal 2001 and 37.0% in fiscal 2000. The higher rate for fiscal 2001 is principally attributable to the tax-exempt interest income that is a smaller percentage of pre-tax income in 2001 as compared to 2000 and higher effective state income tax rates in fiscal 2001.

FISCAL 2000 COMPARED TO FISCAL 1999

Net sales increased approximately $88.3 million, or 52%, to $257.2 million in fiscal 2000 from $168.9 million in fiscal 1999. Net sales for the 62 stores opened during fiscal 2000 and for the other stores not yet qualifying as comparable stores contributed $62.8 million of the net sales increase. Comparable store sales increased 16.7% in fiscal 2000 and contributed $25.5 million of the increase in net sales. The average store volume increased to $1,020,000 from $909,000 in fiscal 1999. The sales mix in fiscal 2000 saw a slight shift toward apparel and T-shirts, with this category contributing approximately 51% of net sales in 2000 as compared to approximately 50% in 1999.

Gross margin increased approximately $38.0 million to $102.9 million in fiscal 2000 from $64.9 million in fiscal 1999. As a percentage of net sales, gross margin increased to 40.0% in fiscal 2000 from 38.4% in fiscal 1999. The increase, as a percentage of sales, reflected the leveraging of store occupancy expense achieved from the significant increase in the average store sales volume and an increase in merchandise margin. Merchandise margin increased approximately 1.0%, as a percentage of sales compared to the prior year, principally from an average higher initial markup and lower markdowns, shrinkage and freight, all as a percentage of sales.

Selling, general and administrative expenses increased approximately $23.2 million to $67.9 million during fiscal 2000 from $44.7 million during fiscal 1999. The total dollar increase in selling, general and administrative expenses was primarily attributable to an increase in the number of retail stores from 212 at the end of fiscal 1999 to 274 at the end of fiscal 2000 and the corresponding additional payroll and other expenses required to support these additional stores. As a percentage of net sales, selling, general and administrative expense was 26.4% for fiscal 2000, the same percentage as in fiscal 1999. Many of the fiscal 2000 selling, general and administrative expenses decreased as a percent of net sales due to the operating leverage achieved through the Company's larger store base and higher average store sales volume. This leverage was offset by higher performance based bonuses, development costs for the new Torrid concept, higher store management payroll, increased benefit coverage and continued investment in management infrastructure.

Operating income increased approximately $14.8 million to $35.0 million during fiscal 2000 from $20.2 million during fiscal 1999. As a percentage of net sales, operating income increased significantly to 13.6% in fiscal 2000 from 12.0% in fiscal 1999, principally from the larger store base, higher average store sales and higher margins. Operating income on an average per store basis was approximately $142,000 in fiscal 2000, up 30% from last year's $109,000.

Net interest income increased by $1.0 million to $1.9 million or 0.7% of sales during fiscal 2000, from $0.9 million or 0.6% of sales during fiscal 1999, principally a result of higher average cash balances.

The Company's effective tax rate was 37.0% in fiscal 2000 and 36.1% in fiscal 1999. The variance from an expected rate of approximately 40% in both fiscal 2000 and fiscal 1999 was a result of a significant portion of each year's interest income being non-taxable.

QUARTERLY RESULTS AND SEASONALITY

The Company's quarterly results of operations may fluctuate materially depending on, among other things, the timing of store openings and related pre-opening and other startup expenses, net sales contributed by new stores, increases or decreases in comparable store sales, releases of new music and music-related products, shifts in timing of certain holidays, changes in the Company's merchandise mix and overall economic conditions.

The Company's business is also subject to seasonal influences, with heavier concentrations of sales during the back-to-school, Halloween and Holiday seasons (defined as the week of Thanksgiving through the first few days of January), and other periods when schools are not in session. The Holiday season remains the Company's single most important selling season. The Company believes, however, that the importance of the summer vacation and back-to-school seasons (which affect operating results in the second and third quarters, respectively) and to a lesser extent, the spring break season (which affects operating results in the first quarter) as well as Halloween (which affects operating results in the third quarter), all reduce the Company's dependence on the Holiday selling season. As is the case with many retailers of apparel, accessories and related merchandise, the Company typically experiences lower first fiscal quarter net sales relative to other quarters.

The following table sets forth certain statement of operations and operating data for each of the Company's last eight fiscal quarters. The quarterly statement of operations data and selected operating data set forth below were derived from unaudited financial statements of the Company, which in the opinion of management of the Company contain all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation thereof. Results in any quarter are not necessarily indicative of results that may be achieved for a full year.

	FISCAL YEAR 2001				FISCAL YEAR 2000			
	First	Second	Third	Fourth	First	Second	Third	Fourth
STATEMENT OF OPERATIONS DATA:*								
Net sales	$62,927	$71,944	$92,080	$109,143	$44,839	$ 51,718	$72,203	$88,427
Gross margin	23,478	26,160	35,930	45,533	16,769	19,287	29,210	37,623
Operating income	4,743	6,342	13,236	19,830	3,457	4,578	11,165	15,772
Net income	$ 3,347	$ 4,279	$ 8,507	$ 12,467	$ 2,443	$ 3,121	$ 7,317	$ 10,364
Net income per share:								
Basic	$ 0.11	$ 0.14	$ 0.27	$ 0.40	$ 0.08	$ 0.11	$ 0.25	$ 0.34
Diluted	$ 0.10	$ 0.13	$ 0.26	$ 0.38	$ 0.08	$ 0.10	$ 0.23	$ 0.32
Weighted average shares outstanding:								
Basic	30,611	30,900	31,104	31,295	29,162	29,598	29,692	30,220
Diluted	33,369	33,294	33,120	33,225	31,524	31,941	32,139	32,676
Selected operating data:								
Comparable store sales increase	8.0%	2.4%	2.2%	3.8%	24.1%	21.8%	15.3%	11.2%
Stores open at end of period	296	322	347	352	224	247	267	274

*In thousands, except selected operating and per share data

LIQUIDITY AND CAPITAL RESOURCES

During the last three fiscal years, the Company's primary uses of cash have been to finance store openings, purchase merchandise inventories, upgrade of information systems, and in fiscal 1999, expand the headquarters office and distribution facility. The Company has satisfied its cash requirements exclusively from cash flows from operations. The Company has no debt, other than certain capital lease obligations. At the end of fiscal 2001 the Company had $71.3 million in cash and short-term investments, an increase of $20.0 million, or 39% compared to the $51.3 million cash and short-term investments balance at the end of fiscal 2000. Working capital was $82.4 million, $61.3 million and $37.6 million for fiscal 2001, 2000 and 1999, respectively. The increase in working capital each of these fiscal years was primarily attributable to cash provided by net income.

Net cash flows provided by operating activities were $38.7 million, $19.7 million, and $25.8 million in fiscal 2001, 2000 and 1999, respectively. The increase in cash flows from operating activities in fiscal 2001 as compared to fiscal 2000 was primarily attributable to the increases in net income, depreciation and amortization, accounts payable, and income taxes payable. These increases in cash flows were offset in part by higher inventory balances required for the increase in the number of stores from 274 at the end of fiscal 2000 to 352 at the end of fiscal 2001.

Net cash flows used in investing activities were $40.9 million, $17.4 million and $17.6 million in fiscal 2001, 2000 and 1999, respectively. Cash flows used in investing activities related to property and equipment for store openings and the purchase of computer hardware and software. In fiscal 2001, approximately $22 million was used for the construction of 73 Hot Topic stores, six Torrid stores, the expansion of seven Hot Topic stores and progress payments for construction of Hot Topic stores opening in early fiscal 2002. The Company also used approximately $4.0 million for computer hardware and software at the Company's headquarters and for certain point-of-sale hardware and software upgrades at its stores during fiscal 2001. The change in capital expenditures for fiscal 2001 compared to fiscal 2000 relate primarily to opening 17 more new stores (including the six new Torrid stores), the higher cost of new Hot Topic stores in fiscal 2001 resulting from a slightly higher average store size and the new industrial club design, as well as higher costs for the six Torrid stores. The Company opened 79 (including six Torrid stores), 62, and 54 stores in fiscal 2001, 2000 and 1999, respectively. Cash flows used in investing activities also increased in fiscal 2001 by $14.7 million due to additional funds placed into low risk, short-term investments.

Net cash flows provided by financing activities were $7.4 million, $8.7 million and $5.0 million in fiscal 2001, 2000 and 1999, respectively. Most of the cash provided by financing activities relate to proceeds received from the exercise of stock options for common stock shares, including the related tax benefit.

The Company anticipates that it will spend approximately $32 million on capital expenditures in fiscal 2002, including approximately $23 million for stores, $5 million for computer hardware and software and $4 million to expand its headquarters and distribution center. The approximately $23 million for stores is to be used for the construction of the planned 70 Hot Topic stores and 15 Torrid stores, the expansion of approximately 10 existing Hot Topic stores and progress payments for early fiscal 2003 new store openings. During fiscal 2001, the Company's average capital expenditures to open a Hot Topic store, including leasehold improvements and furniture and fixtures, totaled approximately $211,000, net of landlord allowances. The average initial gross inventory for the new Hot Topic 2001 stores was approximately $107,000 (which was partially financed by trade credit) and the average pre-opening costs for a new Hot Topic store was approximately $20,000. Initial inventory requirements vary at new stores depending on the season and current merchandise trends. The Company expects the average total costs associated with opening a Hot Topic store to be approximately the same in fiscal 2002 as those in fiscal 2001. The Company expects that the average costs to open a Torrid store in fiscal 2002 will be approximately the same on a square footage basis as a Hot Topic store. Torrid stores are planned to be approximately 2,500 square feet compared to Hot Topic stores planned to be approximately 1,800 square feet. The actual costs that the Company will incur in connection with opening future stores cannot be predicted with precision because such costs will vary based upon, among other things, geographic location, and the size of the stores and the extent of the build-out required at the selected sites.

As of February 2, 2002, the aggregate capital and operating lease obligations through 2012 are approximately $169 million, which includes approximately $22 million for fiscal 2002, $21 million for fiscal 2003, $21 million for fiscal 2004, $21 million for fiscal 2005 and $84 million thereafter. See Note 4 to the Company's Consolidated Financial Statements for additional disclosure related to capital and operating lease obligations.

In addition, in the past the Company has repurchased a portion of its outstanding shares from time to time on the open market. The Company may determine it in the best interest of the Company and its shareholders to make additional repurchases.

The Company believes that its existing cash balances and cash generated from operations will be sufficient to fund its operations and planned expansion through at least the next 12 months.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, the Company evaluates estimates, including those related primarily to inventories, long-lived assets and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. For a further discussion on the application of these and other accounting policies, see Note 1 to our audited consolidated financial statements included elsewhere in this report.

Inventories: Inventories and related cost of sales are accounted for by the retail method. The cost of inventory is valued at the lower of average cost or market, on a first-in, first-out (FIFO) basis, utilizing the retail method. Each month, slow moving or seasonally obsolete merchandise is marked down. The first markdown is typically to 50% of the original retail. In cases where the merchandise does not sell after the first markdown, an additional markdown is made in a subsequent month. Any marked down merchandise that does not sell is marked down to a zero value and removed from the store, approximately three months after the original markdown. In determining the lower of average cost or market value of period-ending inventories, consistently applied valuation criteria is used. Consideration is given to a number of quantitative factors, including anticipated subsequent permanent markdowns and aging of inventories.

Valuation of long-lived assets: The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important that could trigger an impairment review include a significant underperformance relative to expected historical or projected future operating results, a significant change in the manner of the use of the asset or a significant negative industry or economic trend. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company will measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management. The Company has not historically had an impairment of a long-lived asset.

INFLATION

The Company does not believe that inflation has had a material adverse effect on net sales or results of operations. The Company has generally been able to pass on increased costs related to inflation through increases in selling prices.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "HOTT". A three-for-two stock split of the Company's Common Stock became effective February 6, 2002. The stock split was affected by way of a stock dividend. The dividend was distributed to shareholders of record as of January 23, 2002. This was the first three-for-two stock split for the Company. The Company also effected two-for-one stock splits of the Company's Common Stock in December 1999 and December 2000. All share and per share amounts have been restated to reflect each of these three splits. The following table sets forth, for the periods indicated, the high and low end of day closing sales prices of the shares of Common Stock of the Company, as reported on the Nasdaq National Market. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

2001 Fiscal Year Quarters	High	Low
First Quarter	$ 23.33	$15.46
Second Quarter	$ 24.86	$17.01
Third Quarter	$ 22.75	$15.00
Fourth Quarter	$ 22.97	$16.17

2000 Fiscal Year Quarters	High	Low
First Quarter	$ 11.96	$ 5.29
Second Quarter	$ 11.90	$ 7.59
Third Quarter	$ 13.17	$ 9.17
Fourth Quarter	$ 17.79	$ 9.71

On April 15, 2002, the last sales price of the Common Stock as reported on the Nasdaq National Market was $23.51 per share. As of April 15, 2002, there were approximately 213 holders of record of the Company's Common Stock. This number does not reflect the actual number of beneficial holders of the Company's Common Stock, which the Company believes to be in excess of 9,400 holders.

The Company has not paid any cash dividends since inception and does not anticipate paying any cash dividends in the foreseeable future.

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS

HOT TOPIC, INC.

We have audited the accompanying consolidated balance sheets of Hot Topic, Inc. and its subsidiaries as of February 2, 2002 and February 3, 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hot Topic, Inc. and its subsidiaries at February 2, 2002 and February 3, 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Los Angeles, California
March 1, 2002

CONSOLIDATED BALANCE SHEETS

	February 2, 2002	February 3, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 34,071,642	$ 28,785,985
Short-term investments	37,238,076	22,501,713
Inventory	29,552,751	21,335,515
Prepaid expenses and other	5,434,328	5,552,600
Deferred tax asset	1,417,229	943,742
Total current assets	107,714,026	79,119,555
Leaseholds, fixtures and equipment, net	53,926,304	39,165,998
Deposits and other	174,150	100,662
Deferred tax asset	847,332	259,845
Total assets	$ 162,661,812	$ 118,646,060
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 11,252,620	$ 6,632,140
Accrued liabilities	10,952,614	10,093,360
Sales and other taxes payable	1,012,820	1,103,150
Income taxes payable	2,096,037	–
Current portion of obligations under capital leases	30,372	37,691
Total current liabilities	25,344,463	17,866,341
Deferred rent	1,761,246	1,403,576
Capital lease obligations, less current portion	187,889	84,869
Commitments and contingencies	–	–
SHAREHOLDERS' EQUITY:		
Preferred shares, no par value; 10,000,000 shares authorized; no shares issued and outstanding	–	–
Common shares, no par value; 50,000,000 shares authorized; 31,375,064 and 30,440,783 shares issued and outstanding at February 2, 2002 and February 3, 2001, respectively	56,906,195	49,429,508
Retained earnings	78,462,019	49,861,766
Total shareholders' equity	135,368,214	99,291,274
Total liabilities and shareholders' equity	$ 162,661,812	$ 118,646,060

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended	February 2, 2002	February 3, 2001	January 29, 2000
Net sales	$ 336,093,512	$ 257,187,317	$ 168,948,553
Cost of goods sold, including buying, distribution and occupancy costs	204,992,766	154,298,004	103,998,031
Gross margin	131,100,746	102,889,313	64,950,522
Selling, general and administrative expenses	86,949,911	67,917,723	44,748,988
Operating income	44,150,835	34,971,590	20,201,534
Interest income	(1,911,784)	(1,955,414)	(964,826)
Interest expense	27,596	30,025	32,086
Income before income taxes	46,035,023	36,896,979	21,134,274
Provision for income taxes	17,434,770	13,651,900	7,633,600
Net income	$ 28,600,253	$ 23,245,079	$ 13,500,674
Net income per share:			
Basic	$ 0.92	$ 0.78	$ 0.49
Diluted	$ 0.86	$ 0.72	$ 0.46
Shares used in computing net income per share:			
Basic	30,977,578	29,668,059	27,800,556
Diluted	33,218,739	32,069,127	29,392,086

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Shares		Deferred	Retained	Total Shareholders'
	Shares	Amount	Compensation	Earnings	Equity
BALANCE AT JANUARY 30, 1999	27,926,586	$ 35,675,752	$ (42,619)	$ 13,116,013	$ 48,749,146
Exercise of stock options	1,446,288	4,187,278	—	—	4,187,278
Employee stock purchase plan	23,658	60,469	—	—	60,469
Repurchase common stock	(414,000)	(1,064,863)	—	—	(1,064,863)
Amortization of deferred compensation	—	—	35,892	—	35,892
Tax benefit from exercise of options	—	1,808,935	—	—	1,808,935
Net income	—	—	—	13,500,674	13,500,674
BALANCE AT JANUARY 29, 2000	28,982,532	40,667,571	(6,727)	26,616,687	67,277,531
Exercise of stock options	1,439,865	4,767,049	—	—	4,767,049
Employee stock purchase plan	18,386	143,170	—	—	143,170
Amortization of deferred compensation	—	—	6,727	—	6,727
Tax benefit from exercise of options	—	3,851,718	—	—	3,851,718
Net Income	—	—	—	23,245,079	23,245,079
BALANCE AT FEBRUARY 3, 2001	30,440,783	49,429,508	—	49,861,766	99,291,274
Exercise of stock options	917,163	3,679,826	—	—	3,679,826
Employee stock purchase plan	17,381	204,594	—	—	204,594
Fractional shares purchased in 3-for-2 stock split	(263)	(6,265)	—	—	(6,265)
Tax benefit from exercise of options	—	3,598,532	—	—	3,598,532
Net income	—	—	—	28,600,253	28,600,253
BALANCE AT FEBRUARY 2, 2002	31,375,064	$ 56,906,195	—	$ 78,462,019	$135,368,214

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended	February 2, 2002	February 3, 2001	January 29, 2000
OPERATING ACTIVITIES			
Net income	$ 28,600,253	$ 23,245,079	$ 13,500,674
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11,082,192	8,645,306	5,890,519
Deferred rent	357,670	298,867	360,998
Deferred compensation	—	6,727	35,892
Deferred taxes	(1,060,974)	(1,298,222)	(422,800)
Loss on disposal of fixed assets	400,957	501,427	10,072
Changes in operating assets and liabilities:			
Inventory	(8,217,236)	(5,968,770)	(4,920,119)
Prepaid expenses and other current assets	118,272	(3,972,167)	(140,147)
Deposits and other assets	(73,488)	(17,676)	3,936
Accounts payable	4,620,480	417,129	4,028,549
Accrued liabilities	859,254	1,712,434	4,601,036
Sales and other taxes payable	(90,330)	465,527	254,881
Income taxes payable	2,096,037	(4,288,815)	2,580,813
Net cash provided by operating activities	38,693,087	19,746,846	25,784,304
INVESTING ACTIVITIES			
Purchases of property and equipment	(26,119,339)	(16,662,796)	(15,763,802)
Purchases of short-term investments	(31,213,275)	(23,769,601)	(22,226,409)
Proceeds from sale of short-term investments	16,476,912	23,059,261	20,391,778
Net cash used in investing activities	(40,855,702)	(17,373,136)	(17,598,433)
FINANCING ACTIVITIES			
Payments on capital lease obligations	(28,415)	(107,943)	(36,541)
Repurchase common shares	(6,265)	—	(1,064,863)
Proceeds from employee stock purchases and exercise of stock options, including related tax benefit	7,482,952	8,761,937	6,056,682
Net cash provided by financing activities	7,448,272	8,653,994	4,955,278
Increase in cash and cash equivalents	5,285,657	11,027,704	13,141,149
Cash and cash equivalents at beginning of year	28,785,985	17,758,281	4,617,132
Cash and cash equivalents at end of year	$ 34,071,642	$ 28,785,985	$ 17,758,281
SUPPLEMENTAL INFORMATION			
Cash paid during the year for interest	$ 27,596	$ 30,245	$ 32,086
Cash paid during the year for income taxes	$ 10,798,850	$ 17,399,328	$ 3,674,209
Capital lease obligations entered into for equipment	$ 147,132	—	$ 171,885

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 2, 2002

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS ACTIVITY

Hot Topic, Inc. (together with its subsidiaries, the "Company") is a mall-based specialty retailer of music-licensed and music-influenced apparel, accessories and gift items for young men and women principally between the ages of 12 and 22. In the first half of fiscal 2001 (fiscal year ended February 2, 2002), the Company launched a new retail concept with the opening of six stores under the trade name Torrid. Torrid offers a selection of apparel, lingerie, shoes and accessories centered around various lifestyles for plus-size young women between the ages of 15 and 29. At the end of fiscal 2001, the Company operated 346 Hot Topic stores in 48 states throughout the United States, six Torrid stores and websites hottopic.com and torrid.com. The Company has one reportable segment given the similarities of the economic characteristics among the store formats.

PRINCIPALS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

RECLASSIFICATIONS

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

FISCAL YEAR

The Company's fiscal year is on a 52-53 week basis and ends on the Saturday nearest to January 31. The fiscal years ended February 2, 2002, February 3, 2001 and January 29, 2000 were 52 weeks, 53 weeks and 52 weeks, respectively.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of less than three months when purchased to be cash equivalents. The Company is potentially exposed to a concentration of credit risk when cash deposits in banks are in excess of federally insured limits, and as a result, the investment of cash equivalents is at two financial institutions.

SHORT-TERM INVESTMENTS

Short-term investments with maturites in excess of three months, consist primarily of interest bearing tax exempt bonds that are highly liquid, low risk with minimum credit quality rating of A-1 (Standard and Poor's); SP-1 (Moody's Investor Service) or equivalent and are available for sale.

INVENTORY

Inventories and related cost of sales are accounted for by the retail method. The cost of inventory is valued at the lower of average cost or market, on a first-in, first-out (FIFO) basis.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost or in the case of capitalized leases, at the present value of future minimum lease payments. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (3-10 years). Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or ten years. Expenditures for repairs that do not significantly extend the life of the asset are expensed as incurred.

REVENUE RECOGNITION

Sales are recognized upon the purchase by customers at the Company's retail store locations and websites, less merchandise returned by customers.

STORE PRE-OPENING COSTS

Costs incurred in connection with the opening of a new store are expensed as incurred.

ADVERTISING COSTS

Advertising costs are expensed the first time the event occurs or as incurred. Advertising expenses were $334,319, $322,897 and $46,182 for the years ended February 2, 2002, February 3, 2001 and January 29, 2000, respectively.

INCOME TAXES

The Company utilizes Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which prescribes the use of the liability method to compute the difference between the tax basis of assets and liabilities and the related financial reporting amounts using currently enacted tax laws and rates.

NET INCOME PER SHARE

Net income per share has been computed in accordance with Financial Accounting Standards Board (FASB) Statement No. 128, "Earnings per Share" (see Note 6). A three-for-two stock split became effective February 6, 2002. All share and per share amounts have been restated to reflect the split and all previous stock splits.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

LONG-LIVED ASSETS

The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121). In accordance with SFAS No. 121, long-lived assets to be held are reviewed for events or changes in circumstances that indicate that their carrying value may not be recoverable. The review is based on comparing the expected undiscounted cash flows to the net book value of the assets. At February 2, 2002, the Company believes there has been no impairment of the value of such assets to date.

STOCK-BASED COMPENSATION

The Company accounts for stock-based awards to employees and directors using the intrinsic value method as prescribed by Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees" and provides the pro forma disclosure provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." As such, compensation expense for stock options issued to employees is recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price.

NEW ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets", which establishes accounting and reporting standards for impairment and disposition of long-lived assets, including discontinued operations. SFAS No. 144 becomes effective for all financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. The Company does not believe the adoption of SFAS No. 144 will have any immediate impact on the Company's financial position, results of operations or cash flows.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe the adoption of SFAS No. 143 will have a significant impact on the financial position, results of operations or cash flows of the Company.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets.

SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination, whether acquired individually or with a group of other assets, and the accounting and reporting for goodwill and other intangibles subsequent to their acquisition. These standards require all future business combinations to be accounted for using the purchase method of accounting. Goodwill will no longer be amortized, but instead will be subject to an impairment test each reporting period. The Company is required to adopt FAS 141 and FAS 142 on a prospective basis as of February 2, 2002. The Company does not believe the adoption of SFAS No. 141 and 142 will have an impact on the financial position, results of operations or cash flows of the Company. The Company does not have any amortization expense related to goodwill in its results of operations.

In March 2000, the Financial Accounting Standards Board issued Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation." FIN No. 44 is an interpretation of Accounting Principal Board's ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Among other matters, FIN No. 44 clarifies the application of APB Opinion No. 25 regarding the definition of employee for purposes of applying APB Opinion No. 25, the criteria for determining whether a plan qualifies as non-compensatory and the accounting consequences of modifications to the terms of previously issued stock options or similar awards. The Company adopted the provisions of FIN No. 44 in fiscal 2000. The adoption of FIN No. 44 did not have a material impact on the Company's consolidated results of operations or financial condition.

Pursuant to Emerging Issues Task Force Issue 00-10 "Accounting for Shipping and Handling Fees and Costs", cost of sales includes the cost of merchandise, inventory markdowns, inventory shrinkage, inbound freight, distribution and warehousing, in addition to payroll for buying personnel and retail store occupancy costs.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes the staff's views in applying accounting principles generally accepted in the United States of America to revenue recognition in financial statements. The Company adopted SAB No. 101 in fiscal 2000. The adoption of SAB No. 101 did not have an impact on the Company's consolidated results of operations or financial condition.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The Company adopted SFAS No. 133 in fiscal 2001 and the adoption did not have an impact on the Company's consolidated results of operations or financial condition.

2. LEASEHOLDS, FIXTURES AND EQUIPMENT

Leaseholds, fixtures and equipment are summarized as follows:

	February 2, 2002	February 3, 2001
Furniture, fixtures and equipment	$ 43,481,768	$ 31,299,751
Leasehold improvements	41,412,327	29,135,468
	84,894,095	60,435,219
Less accumulated depreciation and amortization	(30,967,791)	(21,269,221)
	$ 53,926,304	$ 39,165,998

3. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	February 2, 2002	February 3, 2001
Accrued payroll and related expenses	$ 5,323,743	$ 5,996,249
Gift certificates and store merchandise credits	1,626,828	981,227
Other	4,002,043	3,115,884
	$ 10,952,614	$ 10,093,360

4. COMMITMENTS AND CONTINGENCIES

LEASES

The Company has entered into lease agreements for retail and office space under primarily noncancelable leases with terms ranging from three to approximately ten years. The retail space leases provide for rents based upon the greater of the minimum annual rental amounts or 5% to 8% of annual sales volume. Certain of the leases provide for increasing minimum annual rental amounts. Rent expense is recorded on a straight-line basis over the term of the lease. Accordingly, deferred rent, as reflected in the accompanying balance sheets, represents the difference between rent expense accrued and amounts paid under the terms of the lease agreements. Total rent expense for the years ended February 2, 2002, February 3, 2001 and January 29, 2000 was $21,783,895, $16,093,011 and $10,364,345, respectively, including contingent rentals of $3,163,983, $2,694,146 and $1,221,200, respectively.

The Company leases certain equipment under capital lease obligations. Cost and accumulated depreciation of equipment under capital leases were $263,938 and $33,492, respectively, at February 2, 2002, $159,560 and $53,282, respectively, at February 3, 2001 and $291,151 and $49,440, respectively, at January 29, 2000.

Annual future minimum lease payments under operating and capital leases as of February 2, 2002 are as follows:

Fiscal Year	Operating Leases	Capital Leases
2002	$ 21,999,512	$ 43,054
2003	21,022,791	136,198
2004	20,762,368	55,909
2005	20,780,877	–
2006	20,006,999	–
Thereafter	64,314,296	–
Total minimum lease payments	$ 168,886,843	235,161
Less amounts representing interest		16,900
Present value of future minimum capital lease payments		218,261
Less amounts due in one year		30,372
Long-term portion of obligations under capital leases		$ 187,889

LITIGATION

The Company is involved in various matters of litigation during the ordinary course of business. Management does not believe any such matters will have a material affect on the financial position or results of operations of the Company.

5. SHAREHOLDERS' EQUITY

Under the Company's 1996 Equity Incentive Plan and Non-Employee Directors' Stock Option Plan (the "Plans"), the Company may grant stock options to employees, directors or consultants of the Company as deemed appropriate by the Board of Directors. The exercise price of options granted under the Plans shall be determined by the Board of Directors at the date of grant and shall not be lower than (i) 100% of the fair market value of the Company's common stock on the date of grant for incentive stock options, (ii) 85% of the fair market value of the Company's common stock on the date of grant for non-statutory stock options, and (iii) 110% of the fair market value of the Company's common stock on the date of grant for persons possessing 10% or more of the total combined voting power of all classes of stock of the Company. Unless the Board of Directors declares otherwise, options vest over four years and generally expire ten years from the date of grant. An aggregate of 10,830,000 shares of common stock may be issued pursuant to the Plans. During fiscal 2000, the Plans were amended to increase the aggregate number of shares of common stock authorized for issuance by 2,850,000 shares. As of February 2, 2002, 2,204,009 shares were available for future grants. No options, under the Plans, have been granted to consultants.

In June 1996, the Board of Directors adopted the Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan provides for the issuance of up to 900,000 shares of common stock to employees of the Company. Under the Stock Purchase Plan, all eligible employees are granted identical rights to purchase common stock for each Board authorized offering under the Stock Purchase Plan. Rights granted pursuant to any offering under the Stock Purchase Plan terminate immediately upon cessation of an employee's employment for any reason. In general, an employee may withdraw from participation in an offering at any time during the purchase period for such offering. Rights granted under the Stock Purchase Plan are not transferable and may be exercised only by the person to whom such rights are granted. The initial offering under the Stock Purchase Plan commenced October 24, 1996 and terminated December 31, 1996. Subsequent offerings occur every six months commencing January 1, 1997.

During the year ended February 2, 2002, the Company granted restricted common stock shares, totaling 9,844 shares, to non-employee directors under the 1996 Equity Incentive Plan. The restricted shares will vest in the year ending February 1, 2003 and the shares will remain restricted until such time the recipient is no longer a member of the Company's Board of Directors. The value of these grants are expensed over the vesting period, $129,583 was expensed in the year ended February 2, 2002.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 2001, 2000 and 1999: weighted average risk-free interest rate of 5% for fiscal 2001 and 6% for fiscal 2000 and 1999; dividend yields of 0%; weighted average volatility factors of the expected market price of the Company's common stock of 0.61 for fiscal 2001, 0.84 for fiscal 2000 and 0.80 for fiscal 1999; and a weighted average expected life of the options of 5 years. The weighted average fair value of options granted during the year are $9.21, $7.49 and $3.34 per share for fiscal 2001, 2000 and 1999, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options, based on the Black-Scholes option pricing model, is amortized to expense over the options' vesting periods. The Company's pro forma information follows:

Years Ended	February 2, 2002	February 3, 2001	January 29, 2000
Net Earnings			
As reported	$ 28,600,253	$ 23,245,079	$ 13,500,674
Pro forma	$ 25,560,809	$ 20,671,693	$ 11,303,530
Basic earnings per share			
As reported	$ 0.92	$ 0.78	$ 0.49
Pro forma	$ 0.83	$ 0.70	$ 0.41
Diluted earnings per share			
As reported	$ 0.86	$ 0.72	$ 0.46
Pro forma	$ 0.77	$ 0.64	$ 0.38

A summary of the Company's stock option activity and related information follows:

	February 2, 2002		February 3, 2001		January 29, 2000	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	3,749,613	$ 5.02	3,979,686	$3.23	4,194,906	$3.41
Granted	1,014,675	$16.35	1,590,150	$7.49	1,536,600	$2.46
Exercised	(917,159)	$ 4.01	(1,439,865)	$3.31	(1,446,288)	$2.90
Canceled	(586,284)	$ 5.36	(380,358)	$2.97	(305,532)	$3.48
Outstanding at end of year	3,260,845	$ 8.77	3,749,613	$5.02	3,979,686	$3.23
Exercisable at end of year	1,139,881	$ 4.96	768,020	$3.49	819,426	$3.63

Exercise prices for the 3,260,845 options outstanding as of February 2, 2002 ranged from $0.83 to $22.00. The weighted average contractual life of those options is 7.9 years. The following table summarizes information about stock options outstanding as of February 2, 2002:

	Outstanding Options				
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life	Number Exercisable	Weighted Average Exercise Price
$ 0.83 – $ 3.97	854,925	$ 2.99	6.6	518,679	$ 3.13
$ 4.04 – $ 5.59	800,883	$ 5.32	7.4	424,318	$ 5.09
$ 8.75 – $ 15.00	671,737	$ 9.61	8.5	196,884	$ 9.50
$15.46 – $ 22.00	933,300	$ 16.42	9.2	–	N/A
$ 0.83 – $ 22.00	3,260,845	$ 8.77	7.9	1,139,881	$ 4.96

The Company recorded tax benefits associated with the exercise of non-qualified stock options. The tax benefits increased additional paid-in capital and decreased income taxes payable in the amounts of $3,598,532, $3,851,718 and $1,808,935 for the years ended February 2, 2002, February 3, 2001 and January 29, 2000, respectively.

6. NET INCOME PER SHARE

The Company computes net income per share pursuant to Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). Basic net income per share is computed based on the weighted average number of common shares outstanding for the period. Diluted net income per share is computed based on the weighted average number of common and potentially dilutive common stock equivalents outstanding for the period.

A reconciliation of the numerator and denominator of basic earnings per share and diluted earnings per share for the years ended, is as follows:

	February 2, 2002	February 3, 2001	January 29, 2000
BASIC EPS COMPUTATION:			
Numerator	$ 28,600,253	$ 23,245,079	$ 13,500,674
Denominator:			
Weighted average common shares outstanding	30,977,578	29,668,059	27,800,556
Total shares	30,977,578	29,668,059	27,800,556
Basic EPS	$ 0.92	$ 0.78	$ 0.49
DILUTED EPS COMPUTATION:			
Numerator	$ 28,600,253	$ 23,245,079	$ 13,500,674
Denominator:			
Weighted average common shares outstanding	30,977,578	29,668,059	27,800,556
Incremental shares from assumed conversion of options	2,241,161	2,401,068	1,591,530
Total shares	33,218,739	32,069,127	29,392,086
Diluted EPS	$ 0.86	$ 0.72	$ 0.46

7. INCOME TAXES

Following is the composition of the provision for income taxes for the years ended:

	February 2, 2002	February 3, 2001	January 29, 2000
Current:			
Federal	$ 15,726,960	$ 13,092,892	$ 6,873,075
State	2,768,784	1,847,868	1,183,325
	18,495,744	14,940,760	8,056,400
Deferred:			
Federal	(858,535)	(1,069,096)	(393,151)
State	(202,439)	(219,764)	(29,649)
	(1,060,974)	(1,288,860)	(422,800)
Total income tax expense	$ 17,434,770	$ 13,651,900	$ 7,633,600

Significant components of the Company's deferred tax assets and liabilities:

	February 2, 2002	February 3, 2001
Current deferred tax assets (liabilities):		
Accrued vacation and other	$ 459,285	$ 345,876
Inventory	648,829	650,928
State taxes	738,903	98,903
Other liabilities	(429,788)	(151,965)
Net current deferred tax assets	1,417,229	943,742
Noncurrent deferred tax assets (liabilities):		
Depreciation	201,816	(76,357)
Deferred rent	645,516	336,202
Total noncurrent deferred tax assets	847,332	259,845
Net deferred tax assets	$ 2,264,561	$ 1,203,587

Reconciliation of provision for taxes to statutory tax rate for the years ended:

	February 2, 2002	February 3, 2001	January 29, 2000
Statutory federal rate	35.0%	35.0%	35.0%
Permanent differences	(1.0)	(1.3)	(1.3)
State and local taxes, net of federal benefit	3.4	2.7	2.8
Change in valuation allowance and other items	0.5	0.6	(0.4)
Effective income tax rate	37.9%	37.0%	36.1%

8. EMPLOYEE BENEFIT PLAN

Effective January 1, 1995, the Company adopted the Hot Topic 401(k) Retirement Savings Plan (the "401(k) Plan"). All employees who have been employed by the Company for at least one year of service, maintained a minimum of 1,000 hours worked during the year and are at least 21 years of age are eligible to participate. Employees may contribute to the 401(k) Plan up to 25% of their current compensation, subject to a statutorily prescribed annual limit. The Company may in its discretion contribute certain amounts to eligible employees' accounts. The Company has not made any contributions to the 401(k) Plan.

DIRECTORS

Robert M. Jaffe	Chairman of the Board Hot Topic, Inc.; President and Chief Executive Officer, Sorrento Associates, Inc.
Elizabeth M. McLaughlin	President and Chief Executive Officer Hot Topic, Inc.
Edgar F. Berner	Principal Berner Consulting
Cynthia Cohen	President and Founder Strategic Mindshare
Corrado Federico	President Corado, Inc.
W. Scott Hedrick	General Partner InterWest Partners
Bruce A. Quinnell	Senior Management Consultant
Andrew Schuon	President pressplay.com

OFFICERS

Elizabeth M. McLaughlin	President and Chief Executive Officer
Jerry Cook	Chief Operating Officer
Jim McGinty	Chief Financial Officer
Jay A. Johnson	Senior Vice President, Strategic Analysis and Investor Relations
Tom Rail	Senior Vice President and General Manager, Torrid
Jane Cruz	Senior Vice President, Human Resources
Cindy Levitt	Vice President, General Merchandise Manager
Darrell Kinsley	Vice President, Stores
John Neppl	Vice President, Real Estate and Construction
Alain Krakirian	Vice President, Planning and Allocation
Sue McPherson-Spissu	Vice President, Distribution Center and Internet
John E. Horwath	Vice President, Information Technology
George Wehlitz, Jr.	Vice President, Controller
Karen Talley	Divisional Vice President, Accessories

INVESTOR INFORMATION

COMPANY HEADQUARTERS

18305 E. San Jose Ave.
City of Industry, CA 91748
626.839.4681
Fax 626.839.4686
e-mail: investorrelations@hottopic.com

REGISTRAR AND TRANSFER AGENT

Wells Fargo Shareowner Services, N.A.
161 North Concord Exchange
South St. Paul, Minnesota
800.468.9716
www.wellsfargo.com/shareownerservices

INDEPENDENT AUDITORS

Ernst & Young LLP
Los Angeles, California

CORPORATE COUNSEL

Cooley Godward LLP
San Diego, California

ANNUAL MEETING

The annual meeting of shareholders will be held Thursday, June 13, 2002 at 10:00 a.m. at the Company's Headquarters.

FORM 10-K

A copy of the Company's Form 10-K for fiscal 2001 as filed with the SEC may be obtained without charge by calling or writing Investor Relations at the Company's Headquarters.

COMMON STOCK

Listed on the Nasdaq National Market.

Symbol: HOTT

The annual report contains forward-looking statements that involve risks and uncertainties, including statements relating to future financial performance, new store openings and other activities. Hot Topic's actual future results could differ materially from those statements. Factors that could cause or contribute to such differences include, but are not limited to, those factors discussed in the section entitled "Management's Discussion and Analysis of Financial Conditions and Results of Operations" as well as those discussed elsewhere in this Annual Report and Hot Topic's Annual Report on Form 10-K for the fiscal year ended February 2, 2002.



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